Paul Hastings	Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022
telephone 212-318-6000 * facsimile 212-318-4090 * www.paulhastings.com

October 26, 2010	41242.00002

Mr. Vincent DiStefano
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Tax Exempt Proceeds Fund, Inc. (the "Fund)
Post-Effective Amendment No. 25 to the Registration Statement
on Form N-1A (033-25747)

Dear Mr. DiStefano:

This letter responds to your comments communicated by telephone on October 1, 2010, with respect to Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A (the ‘Registration Statement”) of the Fund that was filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2010.

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.

Comment#1 – Front Cover Page:  You have requested that the Fund explain why there is not a ticker symbol provided.

Response#1:   The Fund responds that the Fund does not meet the NASDAQ eligibility requirements in terms of asset level or shareholder level to apply for and receive a ticker symbol.

Comment#2 – Summary Section - Investment Objectives:  You have requested that the Fund delete the second sentence.

Response#2:   The Fund has deleted the second sentence.

Comment#3 – Summary Section - Fees and Expenses:  You have requested that the footnote to the Fee Table include a description of who can terminate the existing fee arrangement and under what circumstances.

Response#3:   The Fund has added disclosure to the footnote describing who can terminate the Investment Management Contract, which provides that the Fund will

October 26, 2010

     only pay the management fee and that the investment manager will bear all other expenses.  The footnote now reads:

“Pursuant to the terms of the Investment Management Contract, the Fund’s investment manager has contractually agreed to bear or reimburse all expenses of the Fund (other than the management fee) for the term of the Investment Management Contract.  The Investment Management Contract may only be terminated by the Board of Directors, the shareholders or in the event of its assignment.”

Comment#4 – Summary Section - Fees and Expenses: You have requested that the Fund add two captions to the Fee Table, the first showing the fee reimbursement, and the second showing the total annual fund operating expenses after fee reimbursement.

Response#4:   The Fund has added these captions to the Fee Table.

Comment#5 – Summary Section – Fees and Expenses:  You have asked that the Fund explain whether the examples for the 1, 3, 5, and 10 year periods reflect gross or net expenses.

 Response#5:    The Fund responds that the examples for the 1, 3, 5, and 10 year periods take into account the net fees for the one-year period only.

Comment#6 – Summary Section - Principal Investment Strategies:  You have asked that the Fund explain supplementally whether the “banks, insurance companies, or other financial institutions” are the issuers of the participation certificates.

 Response#6:    The Fund supplementally responds that municipal entities are the issuers of the participation certificates.  The banks, insurance companies and other financial institutions sell the participation certificates to investors and may also provide credit support on the participation certificates.

Comment#7 – Summary Section - Principal Investment Strategies:  You have asked that the Fund explain what is meant by “yield management” and “credit management” in the second paragraph.

 Response#7:    The Fund responds that the following language has been added to the Prospectus:

“Yield management is where the investment manager considers the overall yield of the Fund and how an individual purchase would impact the yield of the Fund, against the backdrop of the Fund’s overall investment objective.  Credit management is where the investment manager considers the overall credit quality of the Fund and how an individual

October 26, 2010

purchase would impact the credit quality of the Fund, against the backdrop of the Fund’s overall investment objective.”

Comment#8 – Summary Section - Principal Risks:  Under the fourth bullet point, you have asked that the Fund summarize the risks referred to with respect to the “understanding of the characteristics of the banking industry and the risks that such ginvestments entail.”

 Response#8:    The Fund has added such additional banking industry risk disclosure.

Comment#9 – Risks:  You have asked that the Fund delete the first sentence of each of the first two paragraphs as the language is not germane to risk disclosure.

 Response#9:    The Fund has deleted these two sentences.

Comment#10 – Pricing of Fund Shares:  You have asked that the Fund include Good Friday as a day that the NYSE is closed for trading.

 Response#10:    The Fund has revised the sentence to read:

“Fund Business Day means weekdays (Monday through Friday) except (i) days on which the New York Stock Exchange is closed for trading and (ii) Columbus Day and Veterans’ Day.”

Comment#11 – Financial Highlights:  You have asked that the Fund revise the fourth sentence to read: “[t]his information has been audited by ______,….”

 Response#11:    The Fund has revised this sentence.

  Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 318-6275.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP